August 17, 2011

VIA EDGAR AS CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:           Xfone, Inc.
                                Registration Statement on Form S-1
Filed July 14, 2011
                                File No. 333-175572

Dear Mr. Spirgel:

We are counsel to Xfone, Inc. (the “Company” or “our client”).  On behalf of our client, attached herewith are responses to the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 20, 2011 relating to the above-captioned Registration Statement on Form S-1 filed July 14, 2011. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.  In addition, we are submitting Amendment No. 1 to the Registration Statement on Form S-1/A (“Amendment No. 1 to the Registration Statement”), which contains disclosure responsive to your comments. We have also updated Amendment No. 1 to the Registration Statement to reflect the recent filing of the Company’s 10-Q for the quarter ended June 30, 2011 and certain clarifying changes requested by the Tel Aviv Stock Exchange.  As you will note, we have also made some minor changes to the exhibits which we have refiled, and included the requested tax opinion. In addition, the consent language in our legal opinions and the auditors consent letter were revised to reflect a certain change requested by the Israel Securities Authority. Clean and marked copies are attached for your convenience.

Exhibit Index, page 60.

1.	Please have your counsel revise its legality opinion (Exhibit 5) to opine that, when issued and delivered, the subscription rights will be legal, binding obligations of the Company.

Response:                      Pursuant to the Staff’s request, we have revised our legal opinion in Exhibit 5 in Amendment No. 1 to the Registration Statement to state that when issued and delivered, the subscription rights will be legal, binding obligations of the Company.

2.
Starting on page 31, you make representations as to the U.S. federal income tax consequences of the contemplated transaction, which appear to be material to investors. Please file an opinion of counsel or of an independent public or certified public accountant or, in lieu thereof, a revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences to the shareholders as described in the filing, or explain why such an opinion need not be filed. See Item 601(b)(8) of Regulation S-K.

Response:                      Pursuant to the Staff’s request, we are filing our opinion supporting the tax matters and consequences to the shareholders described under the section entitled “Material U.S. Federal Tax Consequences” in Amendment No. 1 to the Registration Statement, as well as conforming changes to that section.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

By:	/s/ Arthur S. Marcus
Arthur S. Marcus